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THE HARTFORD

June 30, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-8629

Attention: Division of Investment Management

RE:	Hartford Life Insurance Company
File No. 333-174676 – Hartford’s Personal Retirement Manager Foundation A-Share
Hartford Life and Annuity Insurance Company
File No. 333-174677 - Hartford’s Personal Retirement Manager Foundation A-Share

Ladies and Gentlemen:

Pursuant to Rule 477(a) the Registrant hereby respectfully requests that the above-referenced registration statements on Form N-4, which were last transmitted on June 3, 2011 (Accession numbers 0001104659-11-032957 and 0001104659-11-032958, respectively) be withdrawn. This request is being made as the A-Share versions mentioned above will not be offered for sale.  The O-Share versions of these products (Accession numbers 0001104569-11-032959 and 0001104659-11-032960) are currently under review.

If you have any questions concerning this filing, please do not hesitate to contact me at (860) 843-6058.

Very truly yours,

/s/ Sarah M. Patterson

Sarah M. Patterson
Senior Counsel